UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment 1) (*)




(Name of Issuer)		Catalyst Biosciences, Inc.

(Title of Class of Securities)	Common Stock

(CUSIP Number)			14888D208
(Date of Event Which Requires Filing of this Statement)	April 13, 2017

(*) This amendment is a corrected copy of the original 13G filed on April 13, 2017 in order to include Series A Convertible Preferred shares and, exercisable warrants in the beneficial ownership calculation.


Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		14888D208

          1.Names of Reporting Persons.

	     Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b)..........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power 	282,000	(1)

      6.Shared Voting Power

      7.Sole Dispositive Power	282,000 (1)

      8.Shared Dispositive Power


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person			282,000 (1)


       (1) includes 194,500 common shares, and 250 Series A Pfd Stock convertible into 50,000 common shares and warrants to purchase 37,500 shares at an exercise price of $5.50 per share.


      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)
      				6.5% (2)

       (2) Based on 4,260,161 shares of common stock outstanding as of April 20, 2017, as reported in the Issuers Form 8-K filed with the SEC on April 24, 2017, plus the assumed conversion of reporting persons Series A Pfd Stock (50,000 shares if converted) and warrants (37,500 shares if converted).



      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		Catalyst Biosciences, Inc.

      (b)Address of Issuer's Principal Executive Offices

			260 Littlefield Ave.
			South San Francisco, California




	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

		467 CPW
		N.Y., NY  10025

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			14888D208

      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned:    282,000 (1).

      (b)Percent of class: 		6.5%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	282,000 (1).

      (ii)Shared power to vote or to direct the vote

      (iii)Sole power to dispose or to direct the disposition of  282,000 (1).

      (iv)Shared power to dispose or to direct the disposition of


      Item 5.Ownership of Five Percent or Less of a Class:
      	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ( ).


      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___5/1/17____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title